# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 05/14/2024
Amends the filing with accession number 0001193125-24-002439
Filed by CIK 0001761489
Persons authorized to receive notices and communications: Sanjay Agarwal, Level 6 The Gate (West Wing), Dubai International Finance Centre, Dubai, United Arab Emirates (C0), 00000, 971 4 3184800; Frank G. Zarb, Proskauer Rose, LLP, 1001 PA Ave. NW, Suite 600 South, Washington, District Of Columbia (DC), 20004, (202) 416-5870

## Reporting persons
- The Saudi National Bank (CIK 0001761489): type of reporting person: other (OO); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,417,069.78; shared voting power 0; sole dispositive power 2,417,069.78; shared dispositive power 0; aggregate amount beneficially owned 2,417,069.78 (18% of the class)
- SNB Capital Dubai Inc. (CIK 0002000163): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On March 27, 2024, SNB acquired 437,369.019 shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $19.60, pursuant to the SNB Subscription Agreement, following receipt of a Drawdown Notice dated March 15, 2024 notifying SNB of its obligation to purchase the shares of Common Stock pursuant to the terms of the SNB Subscription Agreement.

On June 27, 2024, SNB acquired 342,153.830 shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $19.67, pursuant to the SNB Subscription Agreement, following receipt of a Drawdown Notice dated June 18, 2024 notifying SNB of its obligation to purchase the shares of Common Stock pursuant to the terms of the SNB Subscription Agreement.

On September 27, 2024, SNB acquired 247,310.800 shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $19.65, pursuant to the SNB Subscription Agreement, following receipt of a Drawdown Notice dated September 18, 2024 notifying SNB of its obligation to purchase the shares of Common Stock pursuant to the terms of the SNB Subscription Agreement.

On December 26, 2024, SNB acquired 574,070.559 shares of Common Stock of the Issuer in a private placement transaction by the Issuer, for an aggregate purchase price of $19.79, pursuant to the SNB Subscription Agreement, following receipt of a Drawdown Notice dated December 16, 2024 notifying SNB of its obligation to purchase the shares of Common Stock pursuant to the terms of the SNB Subscription Agreement.

The Common Stock reported herein was purchased with the working capital of SNB.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated as follows:

As of the date of this filing, SNB beneficially owned 2,417,069.781 shares of Common Stock of the Issuer which, in the aggregate, represents 18.0% of the issued and outstanding shares of Common Stock of the Issuer as of the date of this filing. The percentage was calculated based on 13,427,835.633 shares of Common Stock issued and outstanding as of December 26, 2024 (as reported to the Reporting Persons by the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to the Schedule 13D is incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On March 15, 2024, SNB received a notice to purchase 437,369.019 shares of Common Stock for a purchase price of $19.60 per share and an aggregate purchase price of $8,572,432.77.

On June 18, 2024, SNB received a notice to purchase 342,153.830 shares of Common Stock for a purchase price of $19.67 per share and an aggregate purchase price of $6,730,165.84

On September 18, 2024, SNB received a notice to purchase 247,310.800 shares of Common Stock for a purchase price of $19.65 per share and an aggregate purchase price of $4,859,657.22.

On December 16, 2024, SNB received a notice to purchase 574,070.559 shares of Common Stock for a purchase price of $19.79 per share and an aggregate purchase price of $11,360,856.36.

## Signatures
- The Saudi National Bank: /s/ Reem Al Majed and Salman Syed, Reem Al Majed, Head of Private Markets; and Salman Syed, Chief Financial Officers, Wholesale (03/14/2025)
- SNB Capital Dubai Inc.: /s/ Anas Ayoub, Anas Ayoub, Director (03/14/2025)